UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Evergreen Energy, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

30024B104

(CUSIP Number)

Thurman L. Willis, Jr.
P.O. Box 415
Monticello, GA 31064

(706) 476-0979

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

December 5, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.     ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30024B104                                                                                                                         Page 2 of 6 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Thurman L. Willis, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 7,234,000[1]
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 7,234,000
	10	SHARED DISPOSITIVE POWER 837,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,071,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%

14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Includes 739,000 shares owned by Thurman Willis, Inc.

CUSIP No. 30024B104                                                                                                                         Page 3 of 6 Pages

Item 1.   Security and Issuer.

This statement relates to the Common Stock, par value $0.001 per share (the “Common Stock”) of Evergreen Energy, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1225 17th Street, Ste. 1300, Denver, Colorado 80202.

Item 2.   Identity and Background.

This Schedule 13D is being filed on behalf of Thurman L. Willis, Jr. (the “Reporting Person”). The Reporting Person’s address is 208 East Green Street, Monticello, Georgia 31064. The principal occupation of the Reporting Person is President and Chief Operating Officer of McIntosh Bancshares, Inc., located in Jackson, Georgia. During the last five years, the Reporting Person has not been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or findings any violation with respect to such laws. The Reporting Person is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

     On December 5, 2008 the Reporting Person purchased 1,000,000 shares of Common Stock for a purchase price of $0.30 per share in an open market transaction through a broker. The purchase was funded from personal funds of the Reporting Person.

Item 4.  Purpose of Transaction.

     All the shares of Common Stock acquired by the Reporting Person described herein were acquired and are held solely for investment purposes. The Reporting Person reviews his investment in the Common Stock on an ongoing basis and may explore from time to time a variety of alternatives, including the acquisition of additional shares of Common Stock or dispositions of Common Stock in the open market or in privately negotiated transactions.

     The Reporting Person has been and may continue to be in contact with Issuer’s management, members of Issuer’s Board of Directors, other significant shareholders and others regarding alternatives that Issuer could employ to maximize shareholder value.

     The Reporting Person believes the public market value of the Common Stock of Issuer is undervalued based on the following reasons: (a) the underlying asset value of Issuer is far greater than the market capitalization of Issuer; (b) there has been significant investment by the Issuer to create and patent its intellectual property including the K-Fuel process and C-Lock technology, which is not fully reflected in the Issuer’s current market price; (c) the current political environment augurs well for the Issuer to commercialize its technologies and processes; and (d) the alternative energy environment and need for clean coal has never been more important and bodes extremely well for the proven technologies of the Issuer.

CUSIP No. 30024B104                                                                                                                         Page 4 of 6 Pages

     Other than as described above, the Reporting Person has no present plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the Issuer’s board of directors or management, including any plans on proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that would impede the acquisition or control of the Issuer by any person;

(h)

causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j)	any action similar to those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a)     See Boxes 11 and 13 of Cover Page 2. Based upon the Quarterly Report on Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission on November 10, 2008, there were 123,325,845 shares of Common Stock issued and outstanding as of November 4, 2008. The Reporting Person may be deemed to beneficially own shares of Common Stock, representing 6.5% of the shares of Common Stock outstanding.

(b)     The Reporting Person has sole power to vote and dispose of 7,234,000 shares of the Common Stock.2 See Boxes 7-10 of cover page 2. The Reporting Person shares discretionary authority over 837,500 shares held for the benefit of a number of individuals.

2 The 8,071,500 shares of the Common Stock is owned as follows: (a) 5,700,000 shares owned in Reporting Person’s individual brokerage account; (b) 795,000 shares owned in Reporting Person’s IRA brokerage account; (c) 739,000 shares owned in Thurman Willis, Inc. brokerage account; and (d) 837,500 shares are owned in various accounts held for the benefit of a number of individuals of which Reporting Person shares discretionary authority.

CUSIP No. 30024B104                                                                                                                         Page 5 of 6 Pages

No voting or similar agreements exist between such individuals or between the Reporting Person and such individuals.

          (c)     In the past sixty calendar days, starting with the most recent days, the Reporting Person has sold no shares of Common Stock in the open market.

          The Reporting Person effected the following transactions in the Common Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Reporting Person since October 15, 2008:

Name	Purchase/Sale	Date	Number of Shares	Purchase/Sale Price
Thurman Willis, Jr. (“TLW”)	Purchase	10/24/2008	500,000	$0.37
TLW	Purchase	10/29/2008	450,000	$0.37
TLW	Purchase	11/10/2008	1,150,000	$0.40
TLW	Purchase	11/21/2008	15,000	$0.29
TLW	Purchase	11/25/2008	811,718	$0.29
TLW	Purchase	11/26/2008	373,282	$0.28
TLW	Purchase	12/5/2008	1,000,000	$0.30
TLW	Purchase	12/11/2008	975,000	$0.37
TLW	Purchase	12/12/2008	25,000	$0.37

  (d)     Certain persons have the right to receive dividends from, or proceeds from, the sale of a portion of the Common Stock over which the Reporting Person has voting and dispositive power. The interest of these persons does not relate to more than five percent of the class of shares.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Not applicable.

Item 7.  Material to be Filed as Exhibits.

         Not applicable.

[Remainder of Page Intentionally Left Blank.]

CUSIP No. 30024B104                                                                                                                         Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 15, 2008	By:	/s/ Thurman L. Willis, Jr.
Thurman L. Willis, Jr.